Exhibit 99.2

AGREEMENT

This Agreement (this “Agreement”) is hereby made as of November 23, 2022 by and among Minim, Inc. (the “Company”), Joshua Horowitz (the “Director”) and the other parties hereto on the signature page hereof (collectively, the “Other Parties”).  The Company, the Director and the Other Parties are referred to herein as the “Parties.”

WITNESSETH

WHEREAS, the Director is presently a member of the Company’s Board of Directors; and

WHEREAS, the Company and the Director have agreed that the Director’s term of service shall end on the date hereof.

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1.          Director Resignation. On the date hereof, the Director has executed the resignation letterer attached hereto as Exhibit A.

2.          Outstanding Director Compensation. Beginning July 1, 2022 and continuing currently and until further notice, the Director has agreed to defer his rights to cash compensation for services rendered to the Company as a director due to the fact that the Company has been since such date, and continues to be, unable to pay any cash compensation to the Director as such payments would jeopardize the ability of the Company to continue as a going concern in accordance with U.S. Internal Revenue Code Section 409A-1(b)(4)(ii), and such payments will be delayed until such payment would no longer jeopardize the ability of the Company to continue as a going concern in accordance with U.S. Internal Revenue Code Section 409A-1(b)(4)(ii). Any outstanding stock options, restricted stock units (RSUs) and any other equity awards held by the Director shall be immediately accelerated by the Company and shall be immediately vested as of the date hereof. The Director shall have one year after the date of this Agreement to exercise any outstanding stock options. As of the date hereof, the Director shall receive an additional grant of RSUs, with the number of RSUs equal to the amount of $35,000, divided by the Company’s closing stock price per share on the Nasdaq Stock Market as of the date hereof, which RSUs shall be immediately vested.

3.          D&O Liability Insurance. The Company confirms that the policy period for the Company’s current policy (the “Policy”) for its D&O liability insurance program is effective through at least December 4, 2022 and a copy of such Policy has been provided to the Director. The Company confirms that the premiums owed for the Policy have been paid in full as of the date of this Agreement. The Company will maintain its D&O liability insurance program for a period of 6 years from the date hereof, on terms which are at least as favorable in all material respects as the terms of such insurance in effect for the Company on the date hereof and from an insurer or insurers having credit ratings no lower than the Company’s current insurer(s). In connection with any change of control of the Company, the Company will be obligated to purchase a 6-year pre-paid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits to the Director as the policy for the Company’s D&O liability insurance program in effect as of the date of the change of control with respect to matters arising on or prior to the date the Director ceased serving as a director.

4.          Non Disparagement. Each of the Parties agrees that such Party shall not, following the date hereof, in public or private, make any critical or negative statements in writing, orally, electronically or otherwise regarding any of the other Parties.

5.          Release. The Director, for and on behalf of himself and his heirs, executors, administrators and assigns (collectively, the “Director Parties”, hereby waives and releases any and all complaints, claims, suits, controversies, actions, cross-claims, counter-claims, demands, causes of action, obligations, charges, judgments, rights, fees, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, debts, obligations, liabilities, expenses and claims for costs and attorneys’ fees, of any kind whatsoever, in law or in equity, whether known or unknown, suspected or claimed (collectively, “Claims or Losses”), which the Director or any of the Director Parties ever had, now has or may have against the Company and its predecessors, successors, past or present parents or subsidiaries, affiliates, officers, directors, limited and general partners, managers, joint venturers, members, employees, attorneys or agents, including the Other Parties (collectively, the “Company Parties”) in their respective capacities as such and, in the case of the Other Parties, in their respective individual capacities by reason of acts or omissions which have occurred on or prior to the date that the Director executes this Release; provided that notwithstanding the foregoing, the Director Parties do not release the Company Parties for any Claims or Losses arising out of or relating to or in connection with the enforcement of any of their rights under this Agreement.

Each of the Company, for and on behalf of itself and the Company Parties, and the Other Parties, hereby waives and releases any and all Claims or Losses, which the Company, the Company Parties, or the Other Parties ever had, now has or may have against any of the Director Parties by reason of acts or omissions which have occurred on or prior to the date that the Company and the Other Parties Director executes this Release, and Section 9 of that certain Stock Purchase Agreement, dated May 26, 2020, by and between the Company and the Investors named therein. is hereby terminated as to the Director and his affiliates; provided that notwithstanding the foregoing, each of the Company, the Company Parties, and the Other Parties, do not release the Director Parties for any Claims or Losses arising out of or relating to or in connection with the enforcement of any of their rights under this Agreement.

6.          Entire Agreement. This Agreement constitutes the entire agreement between the Parties regarding the subject matter hereof.

7.          Third Party Beneficiaries. Each of the members of the Board of Directors of the Company shall be an express third-party beneficiaries of Section 2 and Section 3 of this Agreement.

8.          Governing Law. This Agreement, the rights and obligations of the parties hereto and any claims or disputes relating thereto shall be governed by and construed in accordance with the internal law of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

9.          Counterparts and Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original and together any counterparts shall constitute one and the same instrument. Additionally, the Parties agree that electronic reproductions of signatures (e.g., scanned PDF versions of original signatures, facsimile transmissions) shall be treated as original signatures for purposes for execution of this Agreement.

IN WITNESS WHEREOF, the parties hereby execute this Agreement through their duly authorized representatives.

Minim, Inc.

By:	/s/ Mehul Patel
Name: Mehul Patel
Title: Chief Executive Officer

/s/ Joshua Horowitz
Joshua Horowitz

/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Hitchcock Capital Partners, LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Exhibit A

The undersigned hereby resigns as a director of Minim, Inc., a Delaware corporation, effective on November 23, 2022.

/s/ Joshua Horowitz
Joshua Horowitz